8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Security Class Add1 COMMON Add2 add3 Holder Account Number add4 add5 C1234567890 XXX add6 Fold Form of Proxy - Annual General and Special Meeting to be held on Thursday, May 21, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 3:00 p.m. (Pacific Time), on Tuesday, May 19, 2020 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com 1-866-732-VOTE (8683) Toll Free • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01LJDA

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We being holder(s) of Sierra Wireless, Inc. hereby appoint: Please print the name of the person you Kent P. Thexton, President and Chief Executive Officer, or failing him, OR are appointing if this person is someone David G. McLennan, Senior Vice President, Corporate (as of May 6, other than the Management Nominees 2020), or failing him, Jennifer A. Farac, General Counsel and Corporate listed herein. Secretary, or failing her, Trisha Robertson, External Legal Counsel as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Sierra Wireless, Inc. to be held at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 21, 2020 at 3:00 p.m. (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Gregory D. Aasen 02. Robin A. Abrams 03. James R. Anderson 04. Russell N. Jones 05. Lori M. O’Neill 06. Thomas Sieber Fold 07. Kent P. Thexton 08. Gregory L. Waters 09. Karima Bawa For Withhold 2. Appointment of Auditors Appointment of Ernst and Young LLP, Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Against 3. Approval of Amendments to and Continuation of the Amended and Restated 1997 Option Plan To consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s Amended and Restated 1997 Stock Option Plan and to approve all unallocated entitlements thereunder. For Against 4. Approval of Amendments to the 2011 Treasury Based Restricted Share Unit Plan To consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s 2011 Treasury Based Restricted Share Unit Plan. For Against 5. Approval of Corporation’s Approach to Executive Compensation To consider and, if deemed advisable, approve an advisory resolution to accept the Corporation’s approach to executive compensation. For Against 6. Approval of Amended and Restated By-Law No. 1 Fold To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving an amendment to, and the restatement of, the Corporation’s Amended and Restated By-Law No. 1. For Against 7. Approval of Amendment of Articles To consider and, if deemed advisable, pass a special resolution to authorize the Corporation to amend its articles to increase the maximum number of directors of the Corporation from nine to twelve. Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if would like to receive Interim Financial Statements and you would NOT like to receive the Annual Financial accompanying Management’s Discussion and Analysis Statements and accompanying Management’s Discussion by mail. and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. SWIQ 295511 XXXX AR2 999999999999 01LJEB